                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                         (Amendment No. _____________)*


                             COMPUTER MOTION, INC.

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)

                                   205253107

                                 (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of ecurities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

--------------------                                         -----------------
CUSIP No. 205253107                                          Page 2 of 4 Pages
--------------------                                         -----------------

==============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert W. Duggan     ###-##-####
------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [X]
                                                               (b) [ ]
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3         SEC USE ONLY


------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------------------------------------------------------------

          NUMBER OF            5       SOLE VOTING POWER
           SHARES
        BENEFICIALLY                   267,662
          OWNED BY             -----------------------------------------------
           EACH                6       SHARED VOTING POWER
         REPORTING
          PERSON                       483,362
           WITH                -----------------------------------------------
                               7       SOLE DISPOSITIVE POWER

                                       267,662
                               -----------------------------------------------
                               8      SHARED DISPOSITIVE POWER

                                       483,362
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          889,240 (1)
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                           [ ]
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11.6%
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12        TYPE OF REPORTING PERSON

          IN
==============================================================================

(1) Includes 138,216 shares owned by Merrill Lynch, Pierce, Fenner and Smith FBO Patricia J. Duggan, IRA. to which Mr. Duggan disclaims beneficial ownership.

Item 1.

          (a)  Name of Issuer:  Computer Motion, Inc.

          (b)  Address of Issuer's Principal Executive Offices:
                      130-B Cremona Drive
                      Goleta, CA 93117

Item 2.

          (a)  Name of Person Filing:  Robert W. Duggan

          (b)  Address of Principal Business Office:
                      1933 Cliff Drive #30
                      Santa Barbara, CA 93109

          (c)  Citizenship:  United States of America

          (d)  Title of Class of Securities:  Common Stock

          (e)  CUSIP Number: 205253107

Item 3.

          If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ]    Broker or dealer registered under Section 15 of the Act;

          (b)  [ ]    Bank as defined in Section 3(a)(6) of the Act;

          (c)  [ ]    Insurance company as defined in Section 3(a)(19) of the
                      Act;

          (d)  [ ]    Investment company registered under Section 8 of the
                      Investment Company Act;

          (e)  [ ]    Investment advisor registered under Section 203 of the
                      Investment Advisors Act of 1940;

          (f)  [ ]    Employee benefit plan, pension fund which is subject to
                      the provisions of the Employee Retirement Income
                      Security Act of 1974 or endowment fund;

          (g)  [ ]    Parent holding company, in accordance with Section
                      240.13d-1(b)(ii)(G);

          (h)  [ ]    A group, in accordance with Section
                      240.13d-1(b)(1)(2)(H).

Item 4.   Ownership.

          As of December 31, 1997:

          (a)  Amount beneficially owned (1): 889,240 shares of Common Stock

          (b)  Percent of Class: 11.6%

          (c) The reporting person has sole power to vote or to direct the vote of 267,662 shares of Common Stock, and sole power to dispose or to direct the disposition of 267,662 shares of Common Stock

(1) Includes 138,216 shares owned by Merrill Lynch, Pierce, Fenner and Smith FBO Patricia J. Duggan, IRA. to which Mr. Duggan disclaims beneficial ownership.

Item 5.   Ownership of 5% or Less of Class.

          If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

Item 6.   Ownership of More Than 5% on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 12, 1998                           By:  /s/ ROBERT W. DUGGAN
                                                         ---------------------
                                                             Robert W. Duggan